EX-16.1

Newpoint Financial Corp.

MINUTES OF THE SPECIAL MEETING OF DIRECTORS

Pursuant to Notice the Special Meeting of Directors was called to discuss the termination of the Company’s auditor for Newpoint Financial Corp.

Directors present: Keith David Beekmeyer, Andrew Malcolm Bye, Gary Charles Shirshac.

Directors absent: None.

The following matters were discussed and acted upon at this meeting: Termination of the Company’s Auditor.

1.Auditor Termination: The Chairman of the Board announced that the Company’s current auditor will be terminated as at 30th June 2021, and the meeting proceeded to such. After discussion and nominations, upon motion duly made, seconded and unanimously carried, it was confirmed as reflected in the Special Meeting of the Board of Directors.

RESOLVED:

Newpoint Financial Corp will terminate Boyle CPA, LLC situated at 361 Hopedale Drive SE, Bayville, NJ 08721 as its Company auditor. The Board of Directors would like to thank Boyle CPA, LLC for their work in supporting the Company but due to the envisaged Company expansion, the Board of Directors has decided to appoint a much larger firm.

DATED: 22nd July 2021.

/s/ Keith Beekmeyer
Keith Beekmeyer, Chairman of the Board